Sterling Consolidated Corp.

1105 Green Grove Road

Neptune, New Jersey 07723

August 20, 2013

VIA EDGAR

Mindy Hooker

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Sterling Consolidated Corp.

Form 8-K

Filed August 13, 2013

File No. 333-183246

Dear Ms. Hooker:

We are in receipt of your comment letter dated August 19, 2013 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

1.	We note your disclosure in the first paragraph which indicates that your former auditor, Sam Kan and Company, resigned and we note the Exhibit 16 letter which indicates that the former auditor was “effectively dismissed by the Company.” Please revise your disclosure to explain the discrepancy.

RESPONSE:	The Exhibit 16 letter was revised to disclose that our former auditor resigned from his engagement.

2.	Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

RESPONSE:	We have revised the filing to clearly state that the report of Sam Kan on the Company's financial statements for the years ended December 31, 2011 and 2012 did not contain any adverse opinion or disclaimer of opinion or was it qualified or modified as to uncertainty, audit scope or accounting principles.

3.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter form the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

RESPONSE:	We have obtained an filed an updated Exhibit 16 letter from our former auditor stating that he agrees with the statements made in the revised Form 8-K.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sterling Consolidated Corp.

By:	/s/ Darren DeRosa
Name:	Darren DeRosa
Title:	Chief Executive Officer